Exhibit 99.1

May 29, 2024

Dear Shareholder,

You are cordially invited to attend, and notice is hereby given of, an Extraordinary General Meeting of Shareholders of ZOOZ Power Ltd. (the “Company”) to be held at the Company’s offices at 4B Hamelacha St., Lod, Israel, on Wednesday, July 3, 2024 at 4:00 PM (Israel time) (the “Meeting”) for the following purpose:

1.	To approve the appointment of Mr. Avi Cohen, the Company’s Executive Chairman of the Board of Directors, as the Company’s interim Chief Executive Officer until the earlier of (i) the lapse of a one-year period following the date of the Meeting, and (ii) the appointment of a new Chief Executive Officer.

The Board of Directors recommends that the shareholders vote “FOR” the proposed resolution.

Should changes be made to any item on the agenda for the Meeting after the publication of this proxy statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K and with the Israeli Securities Authority (the “ISA”).

Only shareholders of record at the close of business day on Monday, June 3, 2024, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to vote at the Meeting and at any postponements or deferrals thereof. All such shareholders are cordially invited to attend the Meeting in person.

We currently intend to hold the Meeting in person. However, we may decide to hold the Meeting virtually on the above date and time instead of in person, in which case, an announcement of such change will be filed with the SEC on a Report on Form 6-K and with the ISA as promptly as practicable.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. A shareholder, whose ordinary shares, par value New Israeli Shekels 0.00286 per share of the Company (“Ordinary Shares”) are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “TASE”), and intends to vote his or her Ordinary Shares by proxy, should deliver or mail (via registered mail) his or her completed proxy to the Company’s offices, attention: Chief Financial Officer, together with an ownership certificate confirming his or her ownership of the Ordinary Shares as of the record date, which certificate must be approved by a recognized financial institution, i.e. that TASE member through which he or she holds Ordinary Shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 2000, as amended. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requests. Such a request must be made in advance for a particular securities account. Alternatively, a shareholder who holds Ordinary Shares through members of TASE may vote electronically via the electronic voting system of the ISA (the “Electronic Voting System”), after receiving a personal identifying number, an access code and additional information regarding this Meeting from the member of the TASE and after carrying out a secured identification process, up to six (6) hours before the time set for the Meeting. If applicable, a shareholder may request instructions about such electronic voting from the TASE member through which he or she holds the Ordinary Shares.

Execution and return of a shareholder’s proxy will not deprive such shareholder of his or her right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it as specified in this proxy statement.

Joint holders of Ordinary Shares should take note that, pursuant to Article 21.3 of the Articles of Association of the Company, subject to any applicable law, any joint holder of an Ordinary Share may vote at any meeting, in person or by proxy due to that share, as though they had been the only eligible shareholder. If more than one joint shareholder participates at the meeting in person or by proxy, the shareholder listed first in the shareholders register or the ownership certificate or another document as the Company’s Board of Directors determines for this purpose will vote due to that share, as applicable.

A proxy will be effective only if it is received at the Company’s office no later than twenty-four (24) hours prior to the time of the Meeting (i.e., 4:00 PM Israel time on July 2, 2024), or, in case of a shareholder voting electronically through the Electronic Voting System, no later than six (6) hours prior to the time of the Meeting (i.e., 10:00 AM Israel time on July 3, 2024).

By Order of the Board of Directors,

/s/ Mr. Avi Cohen
Avi Cohen
Executive Chairman of the Board of Directors
Lod, Israel
May 29, 2024

PROXY STATEMENT

ZOOZ POWER LTD.

4B Hamelacha St.,

Lod, Israel

Extraordinary General Meeting of Shareholders

To be Held on July 3, 2024

This proxy statement is being furnished to the holders of ordinary shares, ordinary shares, par value New Israeli Shekels (“NIS”) 0.00286 per share (“Ordinary Shares”) of ZOOZ Power Ltd. (“ZOOZ” or the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors”) of proxies for use at the Company’s Extraordinary General Meeting of Shareholders, or at any deferral or postponement thereof (the “Meeting”).

The Meeting will be held on Wednesday, July 3, 2024, at 4:00 PM (Israel time), at the Company’s offices at 4B Hamelacha St., Lod, Israel, for the following purpose:

1.	To approve the appointment of Mr. Avi Cohen, the Company’s Executive Chairman of the Board of Directors, as the Company’s interim Chief Executive Officer until the earlier of (i) the lapse of a one-year period following the date of the Meeting, and (ii) the appointment of a new Chief Executive Officer.

The Board of Directors recommends that the shareholders vote “FOR” the proposed resolution.

Should changes be made to any item on the agenda for the Meeting after the publication of this proxy statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K and with the Israeli Securities Authority (the “ISA”).

We currently intend to hold the Meeting in person. However, we may decide to hold the Meeting virtually on the above date and time instead of in person, in which case, an announcement of such change will be filed with the SEC on a Report on Form 6-K and with the ISA as promptly as practicable.

Proposal 1 requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon; provided that, the majority of the Ordinary Shares voted in favor of said proposal are not held by “controlling shareholders” or shareholders with “personal interest” in the approval of such proposal, not taking into account any abstention, or that the total number of Ordinary Shares referred to above that voted against such proposal, does not exceed two percent of the aggregate voting rights in the Company, as described in more detail under Item 1.

RECORD DATE AND VOTING RIGHTS

Only holders of record of Ordinary Shares at the close of business on Monday, June 3, 2024, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote at the Meeting and any postponements or deferrals thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon each of the matters to be presented at the Meeting.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.

If specified by a shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification. If a choice is not specified by a shareholder with respect to any proposal, the form of proxy will be voted “FOR” any such proposal and in the discretion of the proxies with respect to all other matters which may properly come before the meeting and any and all deferrals thereof. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a quorum is present. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority.

A shareholder, whose Ordinary Shares are registered with a member of the TASE, and intends to vote his or her Ordinary Shares by proxy, should deliver or mail (via registered mail) his or her completed proxy to the Company’s offices, attention: Chief Financial Officer, together with an ownership certificate confirming his or her ownership of the Company’s Ordinary Shares as of the record date, which certificate must be approved by a recognized financial institution, i.e. that TASE member through which he or she hold their Ordinary Shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 2000, as amended. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requests. Such a request must be made in advance for a particular securities account. Alternatively, a shareholder who holds Ordinary Shares through members of TASE may vote electronically via the electronic voting system of the ISA (the “Electronic Voting System”), after receiving a personal identifying number, an access code and additional information regarding this Meeting from the member of the TASE and after carrying out a secured identification process, up to six (6) hours before the time set for the Meeting. If applicable, a shareholder may request instructions about such electronic voting from the TASE member through which he or she holds Ordinary Shares.

Joint holders of Ordinary Shares should take note that, pursuant to Article 21.3 of the Articles of Association of the Company (the “Articles”), subject to any applicable law, any joint holder of an Ordinary Share may vote at any meeting, in person or by proxy due to that share, as though they had been the only eligible shareholder. If more than one joint shareholder participates at the meeting in person or by proxy, the shareholder listed first in the shareholders register or the ownership certificate or another document as the Company’s Board of Directors determines for this purpose will vote due to that share, as applicable.

A proxy will be effective only if it is received at the Company’s office no later than twenty-four (24) hours prior to the time of the Meeting (i.e., 4:00 PM Israel time on July 2, 2024), or, in case of a shareholder voting electronically through the Electronic Voting System, no later than six (6) hours prior to the time of the Meeting (i.e., 10:00 AM Israel time on July 3, 2024).

A shareholder may revoke the authority granted by execution of his or her proxy at any time before the effective exercise thereof by: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date (which revocation or new proxy will be effective only if it is received at the Company’s office no later than twenty four (24) hours prior to the time of the Meeting, as noted above); (ii) electronically voting through the Electronic Voting System at a later date (but no later than six (6) hours prior to the time of the Meeting); or (iii) voting in person at the Meeting. However, attendance at the Meeting will not in and of itself constitute revocation of proxy, and if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy or electronic voting through the Electronic Voting System will not be revoked.

Proxies for use at the Meeting are being solicited by the Board of Directors mainly by mail. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares. In addition to solicitation by mail, certain of the Company’s officers, directors, employees, consultants and agents may solicit proxies by telephone, electronic mail or other personal contact. None of the aforementioned officers, directors, employees, consultants or agents of the Company will receive additional compensation for such solicitation.

QUORUM

Two or more shareholders present in person, by proxy or by voting through the Electronic Voting System and holding together Ordinary Shares conferring in the aggregate twenty five percent or more of the voting power of the Company, shall constitute a quorum at the Meeting. If within half an hour from the time set for the Meeting a quorum is not present, the Meeting shall stand deferred to Wednesday, July 10, 2024, at the same time and place. At such deferred meeting, two or more shareholders present in person, by proxy or by voting through the Electronic Voting System and holding together Ordinary Shares conferring in the aggregate twenty five percent or more of the voting power of the Company, shall constitute a quorum and if no quorum is present at the deferred meeting within 30 minutes of the scheduled deferred meeting start date, the meeting will be held regardless of the number of shareholders participating.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL

SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information as of April 30, 2024 regarding (i) persons or entities known to the Company to beneficially own more than 5% of the Company’s outstanding Ordinary Shares, (ii) each “office holder”1, as such term is defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”) of the Company (the “Office Holders”) known to the Company to beneficially own more than 1% of the Company’s issued and outstanding Ordinary Shares (to the extent applicable); and (iii) all Office Holders as a group.

The information contained in the table below has been obtained from the Company’s records or disclosed in public filings with the SEC.

Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Ordinary Shares.

The SEC defines “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. The “Number of Ordinary Shares Beneficially Owned” in the table below includes Ordinary Shares that may be acquired upon the (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to exercise of options or other rights (as set forth above) that are either currently exercisable or will become exercisable within sixty (60) days as of April 30, 2024. The Ordinary Shares that may be issued under these options are deemed to be outstanding for the purpose of determining the percentage owned by the person or group holding the options but are not deemed to be outstanding for the purpose of determining the percentage of ownership of any other person or group shown in the table. The shareholders listed below do not have any different voting rights from any of our other shareholders.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Beneficially Owned(1)
Keyarch Global Sponsor Limited(2)	2,614,800	21.24%
Y.D More Investments Ltd.(3)	1,518,955	11.90%
The Phoenix Provident Funds(4)	1,266,600	10.00%
Afcon Electric Transportation Ltd.(5)	751,470	6.04%
Elah Fund(6)	674,332	5.56%
All Office Holders, including directors, as a group (consists of 13 persons)(7)	3,117,827	25.38%

(1)	Based upon 12,066,115 Ordinary Shares issued and outstanding as of April 30, 2024; does not include 4,000,000 ZOOZ earn out shares.

1 The term “Office Holder” as defined in the Companies Law includes a director, the chief executive officer, the chief business officer, the vice chief executive officer, the deputy chief executive officer, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title and any manager who is directly subordinated to the chief executive officer. In addition to the current seven members of our Board of Directors, the Company defines an additional six individuals to be Office Holders.

(2)	Based upon information provided by the shareholder in its Schedule 13D filed with the SEC on April 11, 2024. Includes (i) 150,000 Ordinary Shares held by Fang Zheng, (ii) 2,219,550 Ordinary Shares held by Keyarch Global Sponsor Limited (the “Sponsor”), and (iii) 245,250 Ordinary Shares issuable upon the exercise of private warrants held by the Sponsor. The warrants are exercisable beginning 30 days after completion of the business combination pursuant to that certain Business Combination Agreement, dated as of July 30, 2023 (as amended on February 9, 2024, March 8, 2024 and March 15, 2024, the “Business Combination Agreement”), by and among Keyarch, ZOOZ and the other parties to the Business Combination Agreement, or May 4, 2024, until five years after such date, or May 4, 2029, and each warrant is exercisable for one Ordinary Share at an exercise price of $11.50 per share. Fang Zheng is a director and the majority shareholder of the Sponsor and therefore could be deemed to be the beneficial owner of all of the securities of the Company held of record by the Sponsor. Based upon such Schedule 13D, Fang Zheng disclaims any beneficial ownership of the reported shares held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly. Does not include 1,120,000 Ordinary Shares placed in escrow at the closing of the business combination and which may be released to the Sponsor if, during the earnout period, the Company achieves certain milestones detailed in the Business Combination Agreement. The principal business and principal office address of Mr. Zheng is as follows: c/o, Keywise Capital Management (HK) Limited, Room 3008-10, 30/F, Cosco Tower, 183 Queen’s Road Central, Hong Kong. The principal business and principal office address of the Sponsor is as follows: 275 Madison Avenue, 39th Floor, New York, New York 10016.

(3)	Based upon information provided by the shareholder in its Schedule 13G filed with the SEC on April 10, 2024. With respect to the Ordinary Shares reported in the Schedule 13G, the securities reported therein are held by More Provident Funds and Pension Ltd. or by More Mutual Funds Management (2013) Ltd. for the benefit of beneficiaries of various provident and pension funds or mutual funds, respectively, or by More Investment House Portfolio Management Ltd. for the benefit of various portfolio management clients. More Provident Funds and Pension Ltd., More Mutual Funds Management (2013) Ltd. and More Investment House Portfolio Management Ltd. are each controlled by Y.D. More Investments Ltd., which is controlled by (i) Yosef Meirov, directly and through B.Y.M. Mor Investments Ltd., a company which he controls with Michael Meirov and Dotan Meirov, (ii) Eli Levy through Elldot Ltd., a wholly owned company, (iii) Yosef Levy and (iv) Benjamin Meirov. The address of the principal business office of (i) Y.D. More Investments Ltd. – 2 Ben-Gurion Street, Ramat Gan, Israel, (ii) More Provident Funds and Pension Ltd. – 2 Ben-Gurion Street, Ramat Gan, Israel, (iii) B.Y.M. Mor Investments Ltd. – 23 Tuval St., Ramat Gan, Israel, (iv) Eli Levy – 2 Ben-Gurion Street, Ramat Gan, Israel, (v) Yosef Levy – 2 Ben-Gurion Street, Ramat Gan, Israel, (vi) Benjamin Meirov – 32 Bazel St., Herzliya, Israel, (vii) Yosef Meirov – 18 Shevet Menashe St., Herzliya, Israel, (viii) Michael Meirov – 32 Ben Tzvi St., Herzliya, Israel, (ix) Dotan Meirov – 38 Nili St., Herzliya, Israel.

(4)	To the Company’s knowledge, as of immediately after the closing of the business combination. Includes 592,291 warrants (Series 3) of the Company (“Series 3 Warrants”) exercisable within 60 days of April 30, 2024.

(5)	To the Company’s knowledge, as of immediately after the closing of the business combination. Includes 377,821 Series 3 Warrants exercisable within 60 days of April 30, 2024.

(6)	To the Company’s knowledge, as of immediately after the closing of the business combination. Includes 70,725 Series 3 Warrants exercisable within 60 days of April 30, 2024.

(7)	The number of Ordinary Shares beneficially owned and the percent of Ordinary Shares beneficially owned include the Ordinary Shares beneficially owned by Keyarch Global Sponsor Limited as detailed in footnote (2) above.

For information relating to the remuneration of our five most highly compensated Office Holders with respect to the year ended December 31, 2023, please see “Item 6. Directors, Senior Management and Employees - B. Compensation - Individual Compensation of Covered Office Holders” in our Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the SEC on April 30, 2024 (the “2023 Form 20-F”).

RESULTS OF THE MEETING

The preliminary voting results will be announced at the Meeting. The final voting results will be tallied by the Company’s Chief Financial Officer based on the information provided by the Company’s transfer agent or otherwise and will be published on a Form 6-K that we will file with the SEC and with the ISA after the Meeting.

PROXY MATERIALS

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at www.zoozpower.com/. Information about the Meeting can also be found on the “Investor Relations” section of our website. The contents of our and any other website are not incorporated by reference into this Proxy Statement.

ITEM NO. 1

APPROVAL OF APPOINTMENT OF MR. AVI COHEN, THE COMPANY’S EXECUTIVE CHAIRMAN OF THE BOARD OF DIRECTORS, AS THE COMPANY’S INTERIM CHIEF EXECUTIVE OFFICER UNTIL THE EARLIER OF (I) THE LAPSE OF A ONE YEAR PERIOD FOLLOWING THE DATE OF THE MEETING, AND (II) THE APPOINTMENT OF A NEW CHIEF EXECUTIVE OFFICER

Mr. Avi Cohen has served as our Executive Chairman of the Board of Directors since 2021. Our departing Chief Executive Officer is scheduled to step down from service on June 1, 2024. The Company has initiated a thorough search process to identify its next CEO to lead the Company into the next phase of its growth and the Board has determined that while the Board is in the process of finding and appointing a new Chief Executive Officer to the Company, it is in the best interest of the Company to have an interim Chief Executive Officer who is familiar with the Company and its operations. Mr. Cohen has a long and comprehensive involvement in, and is familiar with, the operations of the Company as well as its business development strategy. The Board believes that Mr. Cohen has the knowledge, experience and ability to preserve and promote the development of the operations of the Company as an Interim Chief Executive Officer until the earlier of (i) the end of a one year period following the date of the Meeting, or (ii) a new Chief Executive Officer is appointed, and to maintain the relations of the Company with its business partners – clients, suppliers and investors alike.

In addition, the Board has determined that until a new Chief Executive Officer is appointed, Mr. Eyal Bloom, Chief Revenue Officer, will assume the role of Interim Chief Business Officer, responsible for all outbound customer facing functions including sales, marketing and customer service, and Ms. Ruth Smadja, Chief Financial Officer, will assume the role of Interim Chief Operating Officer, responsible for all other functions including finance, operations and R&D.

In accordance with Sections 95(b) and 121(c) of the Companies Law, in order for Mr. Cohen to serve as Interim Chief Executive Officer of the Company, while continuing to serve as the Executive Chairman of the Board, shareholder approval must be obtained, which approval may be given for renewable periods not exceeding three (3) years each.

Approval of the appointment of Mr. Cohen as Interim Chief Executive Officer until the earlier of (i) the end of a one-year period following the date of the Meeting, or (ii) a new Chief Executive Officer is appointed, is now being sought from the Company’s shareholders.

It is hereby clarified that Mr. Cohen shall not be entitled to any compensation in connection with his service as our Interim Chief Executive Officer and that he will continue to be entitled to the same service structure and compensation terms, relating to his role as our Executive Chairman of the Board, as were approved by our shareholders on April 17, 2023, in an extraordinary general meeting of the Company’s shareholders.

Required Vote

The affirmative vote of holders of the majority of the voting power represented at the Meeting in person or by proxy and voting thereon, is required for the approval of the foregoing resolution; provided that, the majority of the Ordinary Shares voted in favor of said proposal are not held by “controlling shareholders” or shareholders with “personal interest” in the approval of such proposal, not taking into account any abstention, or that the total number of Ordinary Shares referred to above that voted against such proposal, does not exceed two percent of the aggregate voting rights in the Company (“Disinterested Majority”).

The Companies Law, as supplemented by the Israeli Companies Regulations (Relief for Companies with Shares Registered for Trade in a Stock Exchange Outside of Israel) (the “Foreign Listed Regulations”), requires that each shareholder voting on a proposed resolution requiring a Disinterested Majority inform the Company whether or not he or she is a “controlling shareholder” or has a “personal interest” in the proposed resolution. Under the Companies Law, in general, a person will be deemed to be a “controlling shareholder” if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other Office Holder of the company, and a person is deemed to have a personal interest if any member of the shareholder’s immediate family, or the immediate family of a shareholder’s spouse, has a personal interest in the adoption of the proposal. In addition, a person is deemed to have a personal interest if a company, other than ZOOZ, which is affiliated with such person, has a personal interest in the adoption of the proposal. Such company is a company in which such person or a member of his or her immediate family serves as a director or CEO, has the right to appoint a director or the CEO, or owns five percent (5%) or more of the outstanding shares. However, a person is not deemed to have a personal interest in the adoption of the proposal if his or her interest in such proposal arises solely from his or her ownership of our Ordinary Shares, or to a matter that is not related to a relationship with a controlling shareholder.

Please note that we consider it highly unlikely that any of our shareholders (other than Mr. Cohen) is a controlling shareholder or has a personal interest in this proposal. However, as required under the Companies law, as supplemented by the Foreign Listed Regulations, each shareholder should actively inform ZOOZ whether it is a “controlling shareholder” or has a “personal interest” in this proposal.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Mr. Avi Cohen, be, and he hereby is, appointed to serve as Interim Chief Executive Officer of the Company, while continuing to serve as Executive Chairman of the Board of Directors of the Company, until the earlier of (i) the end of a one-year period following the date of the Meeting, or (ii) a new Chief Executive Officer is appointed”.

The Board of Directors recommends that the shareholders vote “FOR” the proposed resolution.

As Mr. Cohen is deemed to have a personal interest in the foregoing proposed resolution, he refrained from making a recommendation with respect thereto.

By Order of the Board of Directors,

/s/ Mr. Avi Cohen
Avi Cohen
Executive Chairman of the Board of Directors
Lod, Israel
May 29, 2024